Exhibit 99.1

Company Contacts:
Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications
Audrey Hyams Romoff, ahr@overcat.com, (647) 223-9970
Gillian DiCesare, gd@overcat.com,
(647) 223-5590
Chelsea Brooks, cb@overcat.com,
(289) 221-6006

BIRKS GROUP REPORTS MID-YEAR FY2022 RESULTS

The Company delivered increased sales, expanded gross margins and improved profitability

Montreal, Quebec. November 18, 2021 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the twenty-six week period ended September 25, 2021.

Highlights

All figures presented herein are in Canadian dollars.

In the twenty-six week period ended September 25, 2021, the Company delivered year-over-year sales growth, an increase in gross margin, and improved results from operations including an increase in EBITDA(1) of $4.6 million, as well as a return to profitability. These results were achieved despite the continued impact of COVID-19 on the Company, including on-going temporary store lockdowns, most notably in Ontario, the Company’s largest market, from the start of the fiscal year through June 2021 as a result of the restrictions imposed by provincial government authorities in order to control the COVID-19 pandemic. Across the retail stores network, approximatively 17% of shopping days were lost due to temporary store lockdowns during the twenty-six week period ended September 25, 2021, as compared to approximately 46% during the twenty-six week period ended September 26, 2020.

In the twenty-six week period ended September 25, 2021, the Company achieved net sales of $84.6 million, an increase of $27.6 million, or 48.4%, from the comparable prior period in fiscal 2021, yielding gross profit of $34.9 million, an increase of $12.0 million, or 52.7%, compared to the same period in fiscal 2021, as a result of the easing of restrictions related to COVID-19. Gross profit as a percentage of sales was 41.2%, an increase of 110 basis points from the gross profit as a percentage of sales of 40.1% in the twenty-six week period ended September 26, 2020. The Company continued to proactively control its operating costs during the period, yielding total operating expenses of $32.2 million in the twenty-six week period ended September 25, 2021, or 38.1% of net sales, as compared to $24.2 million, or 42.5% of net sales in the twenty-six week period ended September 26, 2020.

The Company’s EBITDA(1) for the twenty-six week period ended September 25, 2021 was $6.0 million or 7.1% of net sales, an increase of $4.6 million compared to EBITDA(1) of $1.4 million, or 2.5% of net sales for the comparable period in fiscal 2021.

Overall, the Company reported a net income of $1.0 million, an improvement of $3.8 million, or 135%, compared to a net loss of $2.8 million recorded in the twenty-six week period ended September 26, 2020.

Despite losing approximately 17% of shopping days to temporary store closures in the twenty-six week period ended September 25, 2021, net sales of $84.6 million are only $0.7 million, or 0.8% lower than in the twenty-six week period ended September 28, 2019, which constitutes the most recent comparable period unaffected by the COVID-19 pandemic. Gross profit at $34.9 million, or 41.2% of net sales, represents an increase of $2.3 million over the $32.6 million, or 38.2% of net sales generated in the twenty-six week period ended September 28, 2019 driven by an increase in gross margin percentage of 300 basis points. Overall, the Company’s reported net income of $1.0 million for the twenty-six week period ended September 25, 2021 represents an improvement of $5.6 million over the net loss of $4.6 million reported in the twenty-six week period ended September 28, 2019.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “I am pleased to report strong results for the first half of fiscal 2022. Indeed, our results are strong not only compared to fiscal 2021, but also compared to fiscal 2020 which was not impacted by COVID-19. Our return to profitability is a significant milestone that is indicative of the success of the strategies we implemented to overcome the challenges brought about by COVID-19 during the past 20 months, and of the turnaround phase of our strategic plan that began pre-pandemic. The Company is off to a positive start in fiscal 2022 with sales growth in all channels, including the continued expansion of our e-commerce channel and the momentum created in our Bijoux Birks wholesale business, underscoring the progress made in the implementation of our omni-channel strategy.”

Mr. Bédos further commented: “Thanks to our teams’ relentless dedication to our customers, and to our ability to adapt to an ever-changing environment, I believe that the Company today is in a strong position to achieve its strategic objectives. We are continuing to run our business in a versatile manner, with a clear view and focus on long-term growth.”

Financial overview for the twenty-six week period ended September 25, 2021:

•

Net sales for the twenty-six week period ended September 25, 2021 were $84.6 million, an increase of $27.6 million, or 48.4%, compared to $57.0 million for the twenty-six week period ended September 26, 2020. The increase in net sales was primarily attributable to the easing of the COVID-19 restrictions, and a lower number of store closures in the twenty-six week period ended September 25, 2021;

•

Comparable store sales increased by 59% compared to the twenty-six week period ended September 26, 2020, primarily related to the reduced impact of COVID-19 (including government-mandated temporary store lockdowns, traffic declines and capacity limitations) experienced by the Company during the period as compared to during the twenty-six week period ended September 26, 2020. Approximatively 17% of shopping days were lost due to temporary store lockdowns during the twenty-six week period ended September 25, 2021, as compared to approximatively 46% during the twenty-six week period ended September 26, 2020. During the first quarter of the current fiscal year (during which 11 of the Company’s stores were temporarily closed for a period ranging from 5 to 13 weeks) the Company experienced an increase in comparable store sales of 182% as compared to the first quarter of fiscal 2021 (during which all 29 of the Company’s stores were closed during the months of April 2020 and May 2020 and part of June 2020). During the second quarter of the current fiscal year, during which the Company’s stores were fully re-opened, the Company experienced an increase in comparable store sales of 12% as compared to the second quarter of fiscal 2021 (during which all stores were opened). This increase was driven in part by the performance of third party branded watches as a result of the Company’s improved portfolio of third party watch brands, as well as by the performance of Bijoux Birks fine jewelry and bridal collections driven by the impact of pointed digital marketing campaigns and increased in-store foot traffic. Furthermore, e-commerce sales (included in comparable store sales) increased by 3% during the twenty-six week period ended September 25, 2021 as compared to the twenty-six week period ended September 26, 2020;

•

Gross profit for the twenty-six week period ended September 25, 2021 increased by $12.0 million to $34.9 million, or 41.2% of net sales, as compared to $22.8 million or 40.1% of net sales, during the twenty-six week period ended September 26, 2020. This increase is primarily driven by the increased sales volume experienced in the period driven by the reduced adverse effects of COVID-19 on the Company’s retail operations in the twenty-six week period ended September 25, 2021 as compared to the twenty-six week period ended September 26, 2020, as well as by an improvement in gross margin of 110 basis points. The increase of 110 basis points in gross margin percentage was mainly attributable to the Company’s adjusted pricing strategy on Bijoux Birks branded products, as well as its strategic focus to reduce sales promotions and discounting, partially offset by foreign currency losses experienced in the period;

•

SG&A expenses were $28.9 million, or 34.1% of net sales, in the twenty-six week period ended September 25, 2021, compared to $21.4 million, or 37.5% of net sales, in the twenty-six week period ended September 26, 2020. SG&A expenses in the twenty-six week period ended September 25, 2021 increased by $7.5 million versus SG&A expenses in the prior comparable period in fiscal 2021. This increase is primarily related to the reduced impact of COVID-19 (including government-mandated temporary store lockdowns, traffic declines and capacity limitations) experienced by the Company during the period as compared to during the twenty-six week period ended September 26, 2020, and therefore reduced cost containment initiatives undertaken by management in response to the pandemic. The drivers of the increase in SG&A expenses in the period include greater occupancy costs ($2.1 million) as a result of the re-opening of stores and related non-recurring rent abatements recorded in the comparable period in fiscal 2021, greater marketing costs ($2.2 million), greater compensation costs ($3.3 million) due to the re-opening of the stores and related non-recurring temporary lay-offs and salary reductions in the prior comparable period in fiscal 2021, as well as greater sales commissions due to increased sales volume, greater general operating costs and variable costs including credit cards fees ($0.5 million) driven by increased sales activity and lower wage and rent subsidies ($0.3 million), partially offset by lower stock-based compensation ($0.9 million); and

•

The Company’s operating income during the twenty-six week period ended September 25, 2021 was $2.7 million, an improvement of $4.1 million compared to an operating loss of $1.4 million in the comparable prior year period. The Company’s net income was $1.0 million during the twenty-six week period ended September 25, 2021, an improvement of $3.8 million compared to a net loss of $2.8 million in the twenty-six week period ended September 26, 2020.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 25 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one location in Vancouver under the Patek Philippe brand. Bijoux Birks fine jewellery collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of the shares; (ii) economic, political and market conditions, including the economies of Canada, and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to continue to borrow under the Credit Facility, (vii) the Company’s ability to maintain profitable operations, as well as maintain specified excess availability levels under the Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (viii) the Company’s ability to execute its strategic vision; and (ix) the Company’s ability to continue as a going concern.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 17, 2021 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

	26 weeks ended September 25, 2021	26 weeks ended September 26, 2020
Net sales	$84,615	$57,025
Cost of sales	49,731	34,182

Gross profit	34,884	22,843
Selling, general and administrative expenses	28,886	21,404
Depreciation and amortization	3,324	2,829

Total operating expenses	32,210	24,233

Operating income (loss)	2,674	(1,390)
Interest and other financial costs	1,684	1,437

Income (loss) from operations	990	(2,827)
Income taxes (benefits)	—	—

Net income (loss)	$990	$(2,827)

Weighted average common shares outstanding
Basic	18,329	17,971
Diluted	18,634	17,971
Net income (loss) per common share
Basic	$0.05	$(0.16)
Diluted	$0.05	$(0.16)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – UNAUDITED

	As of
	September 25, 2021	March 27, 2021
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$2,680	$1,807
Accounts receivable and other receivables	8,126	7,307
Inventories	88,533	97,789
Prepaids and other current assets	2,128	2,044

Total current assets	101,467	108,947
Long-term receivables	5,741	5,673
Property and equipment	23,745	24,496
Operating lease right-of-use asset	58,448	57,670
Intangible assets and other assets	5,524	4,894

Total non-current assets	93,458	92,733

Total assets	$194,925	$201,680

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$49,462	$53,387
Accounts payable	34,655	37,975
Accrued liabilities	10,827	11,209
Current portion of long-term debt	2,080	2,960
Current portion of operating lease liabilities	6,532	6,298

Total current liabilities	103,556	111,829
Long-term debt	22,388	23,062
Long-term portion of operating lease liabilities	67,858	66,713
Other long-term liabilities	1,564	1,498

Total long-term liabilities	91,810	91,273
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,252,911	37,361	37,361
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	18,259	18,259
Accumulated deficit	(113,710)	(114,700)
Accumulated other comprehensive loss	(106)	(97)

Total stockholders’ deficiency	(441)	(1,422)

Total liabilities and stockholders’ equity	$194,925	$201,680